

DIVISION OF
CORPORATION FINANCE

February 23, 2017

By E-Mail

Kai Haakon Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

>   **Re: Immunomedics, Inc.**
>   **Definitive Additional Soliciting Materials filed on February 16 and 21, 2017**
>   **File No. 000-12104**

Dear Mr. Liekefett:

We have reviewed your filings and have the following comments.

Definitive Additional Soliciting Materials filed on February 16, 2017

1.   We note that you revised your bylaws to include a new voting requirement for contested elections of directors. File a revised definitive proxy statement, using the Edgar tag DEFR14A, to provide this disclosure to your security holders.

Definitive Additional Soliciting Materials filed on February 21, 2017

2.   We note your disclosure that the "Chancery Court refused venBio's request to enjoin any aspect of the transaction with Seattle Genetics prior to the March 3, 2017, Annual Meeting." Revise your disclosure, and reissue your press release, to state that the court, in fact, did not make a decision regarding venBio's request to enjoin as a result of the parties agreement to delay closing of the agreement with Seattle Genetics until March 8.

Please direct any questions to me at (202) 551-3619.

>   Sincerely,
>
>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions